United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



 [ X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999


                                       OR


 [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934


                          Commission file number 1-7784


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203


                           -------------------------



                          Independent Auditors' Report


The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1999 and 1998, and the changes in assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP

Shreveport, Louisiana
June 27, 2000



                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
                   Statements of Assets Available for Benefits
                           December 31, 1999 and 1998



                                                        1999             1998
------------------------------------------------------------------------------

PLAN ASSETS
      Investments, at fair value                  $  9,696,684       8,371,864
      Cash                                                 440          50,932
      Contributions receivable - employer               16,876          47,393
      Contributions receivable - participants               -           31,854
----------------------------------------------------- ------------------------

ASSETS AVAILABLE FOR BENEFITS                     $  9,714,000       8,502,043
==============================================================================

See accompanying notes to financial statements.



                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
              Statement of Changes in Assets Available for Benefits
                      For the Year Ended December 31, 1999

-----------------------------------------------------------------------------

Additions to assets:
Investment income
    Net appreciation in fair value of investments:
       Mutual funds                                              $    241,098
       Common stocks                                                  320,353
    Dividend and other income                                         416,273
    Interest income                                                    39,622
-----------------------------------------------------------------------------
           Net investment income                                    1,017,346
-----------------------------------------------------------------------------

Contributions:
    Participants                                                      422,553
    Company                                                           189,285
-----------------------------------------------------------------------------
           Total contributions                                        611,838
-----------------------------------------------------------------------------
           Total additions                                          1,629,184
-----------------------------------------------------------------------------

Deductions from assets:
    Participant withdrawals                                           416,137
    Other, net                                                          1,090
-----------------------------------------------------------------------------
           Total deductions                                           417,227
-----------------------------------------------------------------------------

Net increase                                                        1,211,957

Assets available for benefits:

    Beginning of year                                               8,502,043
-----------------------------------------------------------------------------
    End of year                                                  $  9,714,000
=============================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST
                          Notes to Financial Statements
                                December 31, 1999


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

      In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment program is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement between the Communications Workers of America, Local 4370 and CenturyTel of Ohio, Inc. The Plan sponsor is CenturyTel, Inc. (the Company).

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of his base pay on a pre-tax basis, or between one percent and sixteen percent of his base pay on an after-tax basis. An employee may elect a deferral of his base pay using a combination of pre-tax and after-tax elections provided the total deferral does not exceed sixteen percent and the before-tax deferral does not exceed ten percent. The amount of compensation deferred by each participant is credited to a pre-tax account and/or an after-tax account (Participant Contribution Accounts) maintained for each participant by the Trustee.

      As of the end of each payroll period, the Company contributes to an account (Employer Match Contribution Account) for each participant a contribution equal to 50% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee.

      The Company may make additional match contributions to participants' accounts (Additional Match Contribution Account) in an amount determined by the Company.

      During 1999 the Company contributed $189,285 to the Plan, of which $172,409 related to contributions made to the Employer Contribution Account and $16,876 related to contributions made to the Additional Match Contribution Account.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

      The interest of a participant in his Participant Contribution Account and his Participant Rollover Account is fully vested and non-forfeitable at all times.

      The interest of a participant in his Employer Match Contribution Account and Additional Match Contribution Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in these accounts.

      Reports to Participants

      Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Forfeitures

      A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the
      Company. Forfeiture amounts shall be utilized to reduce Company contributions or may be added to additional match contributions as directed by the administrator.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee may make two withdrawals within any twelve month period from his after-tax investment account and may withdraw the entire balance.

      A participant who is an employee and over age 59 1/2 may make one withdrawal from his vested investment accounts prior to normal distribution requirements being met. Any additional withdrawals may be made from a Participant Contribution Account or a Participant Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the employee's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

      Trustee

      The Trustee of the Plan, as of December 31, 1999, was Merrill Lynch Trust Company, FSB (Merrill Lynch). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Market Value Determination

      Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market quote on December 31, 1999 and 1998, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

      Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is required to maintain the Plan under the terms of the labor agreement.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants:

      (a) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($4,261,971 and $3,451,872 at December 31, 1999 and 1998,
           respectively).

      (b) CenturyTel Common Stock Fund - consists primarily of shares of CenturyTel Common Stock ($4,206,375 and $3,723,575 at December 31, 1999 and 1998, respectively).

      (c) Bond Index Fund - consists primarily of investments in government and corporate bonds ($330,425 and $363,594 at December 31, 1999 and 1998, respectively).

      (d) Loan Fund - represents loans to participants from the participants' investment accounts ($357,246 and $330,058 at December 31, 1999 and 1998, respectively).

      (e) Retirement Reserves Money Fund - consists primarily of investments in various money market instruments ($540,667 at December 31, 1999).

      A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, the participant can only change his contribution percentage on a quarterly basis.

(3)   INCOME TAXES

      The Plan and related  trust meet the  necessary  requirements  of Internal
      Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code
      Section 501(a). A favorable determination letter was received in October 1995 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Merrill Lynch or Barclays Global Fund Advisors (Barclays). Merrill Lynch is the Trustee as defined by the Plan. Therefore, Barclays and Merrill Lynch qualify as parties-in-interest. Fees paid by the Company to Merrill Lynch for trustee, record keeping and other services amounted to $12,815 for the year ended December 31, 1999.

(5)   CONCENTRATION OF INVESTMENTS

      As of December 31, 1999 and 1998, 43.3% and 43.8%, respectively of the assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by Merrill Lynch and Barclays.

(6)   SUBSEQUENT EVENTS (UNAUDITED)

      Subsequent to December 31,1999, the Company entered into an agreement with
      T. Rowe Price Associates, Inc. to replace Merrill Lynch as Trustee of the Plan effective September 1, 2000.

      Effective July 9, 2000, the Company increased its matching contribution to 55% of each participant's contribution during a payroll; however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee. Additionally, effective July 9, 2000, the additional match provision of the Plan was eliminated.



                                                                      Schedule I
                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST


                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                                                                    Current
    Identity of issuer, borrower,            Description        Current            Value Per
       lessor or similar party              of Investment        Value            Unit/Share
--------------------------------------------------------------------------------------------
Investment in CenturyTel Common Stock        86,444  units/                          48.660
                                             88,789  shares  $ 4,206,375  (Note 1)   47.375
Loan Fund (interest rates ranged
   from 9% to 12%)                          357,246  units       357,246                  -

Merrill Lynch
   Money Market Account                         440  units           440               1.00
Investments in Mutual Funds for Qualified
   Employee Benefit Plans Managed by
   Barclays:
       S & P 500 Stock Fund                 157,676  units     4,261,971  (Note 1)    27.03
       Bond Index Fund                       36,112  units       330,425               9.15
Investments in Mutual Funds for Qualified
   Employee Benefit Plans Managed by
   Merrill Lynch:
       Retirement Reserves Money Fund       540,667  units       540,667  (Note 1)     1.00
--------------------------------------------------------------------------------------------
                                                             $ 9,697,124
============================================================================================

The above data is based on information which has been certified as accurate and complete by the trustee, Merrill Lynch. Barclays and Merrill Lynch are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Note (1) These investments are greater than 5% of assets available for benefits.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      Century Telephone Enterprises, Inc.
                                      Retirement Savings Plan For Bargaining
                                      Unit Employees and Trust


                                        /s/ R. Stewart Ewing, Jr.
July 12, 2000                         __________________________________
                                              R. Stewart Ewing, Jr.
                                           Retirement Committee Member
                                             and Executive Officer of
                                            Issuer of Plan Securities





                       CENTURY TELEPHONE ENTERPRISES, INC.
                   RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT
                               EMPLOYEES AND TRUST

                                Index to Exhibit



    Exhibit
    Number
----------------------------------------------------------------------------
    23.1       Independent Auditors' Consent


                        --------------------------------